Exhibit 99.2

Battle Mountain Gold Inc.

Condensed Consolidated Interim Financial Statements

Three months ended January 31, 2016

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Battle Mountain Gold Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	January 31,	October 31,
	2016	2015

ASSETS

Current Assets
Cash	$46,634	$96,529
Marketable securities	578	578
Prepaids	19,110	24,017
Receivables (Note 3)	1,342	12,220

Total current assets	67,664	133,344

Non-Current Assets
Exploration and evaluation assets (Note 4)	3,459,057	3,329,753

Total Assets	$3,526,721	$3,463,097

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 5)	$145,513	$101,685
Loans payable (Note 7)	110,922	-

Total current liabilities	256,435	101,685

Shareholders’ Equity
Share capital (Note 6)	4,400,474	4,400,474
Share-based payment reserves (Note 6)	417,485	417,485
Warrants (Note 6)	-	-
Accumulated other comprehensive income	1,095	1,979
Deficit	(1,548,768)	(1,458,526)

Total shareholders’ equity	3,270,286	3,361,412

Total Liabilities and Shareholders’ Equity	$3,526,721	$3,463,097

Nature of business and continuance of operations (Note 1) Subsequent events (Note 9)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on March 23, 2016

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three months ended January 31, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months	Three months
	ended January	ended January
	31, 2016	31, 2015

EXPENSES
Accounting and audit	$13,995	$16,006
Consulting	29,281	-
Filing fees	4,583	5,738
Insurance	4,732	4,344
Interest	922	1,644
Legal fees	185	11,491
Office and rent	4,263	7,284
Public relations	2,356	1,224
Salaries and benefits	31,096	31,805
Travel	-	4,317
	(91,413)	(83,853)

OTHER INCOME (EXPENSES)
Foreign exchange gain / (loss)	1,171	(2,134)

Loss for the period	$(90,242)	$(85,987)

Other comprehensive loss
Effect of exchange rate fluctuation	(884)	-
Unrealized loss on marketable securities	-	(867)

Total comprehensive loss	$(91,126)	$(86,854)

Basic and diluted loss per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding	36,189,096	27,796,505

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three months ended January 31, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

		Share Capital
					Accumulated other
	Number of	Amount	Warrants	Share-based	comprehensive income	Deficit	Total
	Shares			payment reserves	(loss)

Balance at October 31, 2014	26,461,386	$3,262,874	$13,700	$301,011	$3,135	$(909,274)	2,671,446
Shares issued for exploration and evaluation assets	-	-	-	-	-	-	-
Shares issued for cash	2,575,000	257,500	-	-	-	-	257,500
Share issue costs	-	(2,400)	-	-	-	-	(2,400)
Share issued as finders' fee	109,500
Loss for the year	-	-	-	-	-	(85,987)	(85,987)
Other comprehensive loss for the period	-	-	-	-	(867)	-	(867)

Balance at January 31, 2015	29,145,886	3,517,974	13,700	301,011	2,268	(995,261)	2,839,692

Balance at October 31, 2015	36,189,086	$4,400,474	$-	$417,485	$1,979	$(1,458,526)	$3,361,412

Loss for the year	-	-	-	-	-	(90,242)	(90,242)
Other comprehensive loss for the period	-	-	-	-	(884)	-	(884)

Balance at January 31, 2016	36,189,086	$4,400,474	$-	$417,485	$1,095	$(1,548,768)	$3,270,286

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended January 31, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months	Three months
	ended January 31,	ended January 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(90,242)	$(85,987)
Items not affecting cash:
Interest expense	922	1,644

Changes in non-cash working capital items:
Prepaids and receivables	15,785	14,446
Trade and other payables	51,286	(2,838)

Net cash used in operating activities	(22,249)	(72,735)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(136,762)	(168,049)

Net cash used in investing activities	(136,762)	(168,049)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	-	257,500
Share issuance costs	-	(2,400)
Loans received	110,000	-

Net cash from financing activities	110,000	255,100

Effect of exchange rate fluctuation	(884)	-

Change in cash	(49,895)	14,316
Cash, beginning of period	96,529	85,303

Cash, end of period	$46,634	$99,619

Cash paid for interest	$-	$-
Cash paid for tax	$-	$-

Non-cash investing and financing activities
Exploration and evaluation assets incurred through accounts
payable and accruals	$23,656	$2,566
Shares issued as finder’s fees	$-	$10,950
Unrealized loss on marketable securities through AOCI	$-	$867

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended January 31, 2016 and 2015

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At January 31, 2016 the Company had cash of $46,634 and negative working capital of $188,771. Management regards the Company’s cash as insufficient to sustain the Company’s operations beyond the fiscal second quarter end April 30, 2016. This casts significant doubt on the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. Management is of the opinion that working capital can be obtained through the issuance of additional common shares such as by way of private placement financings, or through obtaining loans from certain shareholders, sufficient to meet the Company’s other liabilities and commitments as they come due, but this opinion is subject to considerable uncertainty.

Although these condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, the above noted conditions raise significant doubt regarding the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. These adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC") applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting. The condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the annual financial statements for the year ended October 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.

(b)	Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc. and of the former Madison Minerals Inc. and its wholly owned subsidiaries, Madison Enterprises (Nevada) Inc., a U.S. corporation, and Madison Enterprises (BVI) Inc., an inactive British Virgin Islands corporation.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended January 31, 2016 and 2015

3. RECEIVABLES

	January 31, 2016	October 31, 2015
Goods and services tax recoverable	$776	$1,445
Other receivables	566	10,775
Receivables	$1,342	$12,220

4. EXPLORATION AND EVALUATION ASSETS

(a) Lewis Gold Project

(i) Interest of the Company

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013, March 10, 2014 and March 23, 2015, with NRC for an exclusive option to acquire NRC’s 40% right, title and interest in a joint venture which holds mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project").

On March 23, 2015 the Company amended the terms of exercising the option on a 40% interest in the Lewis Gold Project set out herein as follows: 1) by extending the due date of the final payment of $1,600,000 by 18 months to April 13, 2017; 2) by issuing 500,000 of the Company's common shares with a total fair value of $62,500 on or before March 31, 2015 ; and 3) issuing a further 500,000 of the Company's common shares on or before October 31, 2015 with a total fair value of $70,000 of which $50,000 has been credited to the payment due on or before April 13, 2017 per the amended terms.

To exercise this option, the Company must make cash payments and issue Common Shares to NRC pursuant to the amended agreements as follows:

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 Common Shares (issued)
September 13, 2013	$50,000 (paid)
March 31, 2015		500,000 common shares (issued)
October 31, 2015		500,000 common shares (issued)
April 13, 2017	$1,550,000 *

* At the sole discretion and option of the Company, payment of $1,550,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of the market price and $0.40 per share. The April 13, 2017 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG or its subsidiary having raised an aggregate total of more than $10,000,000.

(ii) Interest of Madison

Pursuant to a series of agreements dating from 2002, Madison holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project. All previous exploration and evaluation expenditures incurred by Madison have been charged to operations.

(iii) Royalty agreement

The Lewis Gold Project property is subject to an advance minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against certain production royalties. During the first fiscal quarter the Company made its annual advance payment for the 2015-2016 royalty year of USD $81,146 translated as $113,208. These royalties can be purchased for the price of USD $4,000,000 for a period of one year commencing December 27, 2007 and thereafter at a price which increases by USD $500,000 per annum each December 27 for a period of 35 years.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended January 31, 2016 and 2015

4. EXPLORATION AND EVALUATION ASSETS (continued)

(b) Summary of costs	Total

Balance at October 31, 2014	$2,766,082
Acquisition costs
Shares issued	132,500
Exploration costs
Claim maintenance	164,618
Field expenses	266,553
Balance at October 31, 2015	$3,329,753

Exploration costs
Claim maintenance	113,208
Field expenses	16,096

Balance at January 31, 2016	$3,459,057

5. TRADE AND OTHER PAYABLES

	January 31,	October 31,
	2016	2015
Trade accounts payable	$76,146	$62,966
Accrued payables	69,367	38,719
Trade and other payables	$145,513	$101,685

6. SHARE CAPITAL

(a) Share capital

Authorized: an unlimited number of common shares with no par value.

Issued: Recently issued shares are set out in the Statement of Changes in Shareholders’ Equity for the Company’s fiscal year ended October 31, 2015.

(b) Warrants

The Company has warrants outstanding for the purchase of common shares as follows:

Number	Exercise Price	Remaining Life (Years)	Expiry Date
1,000,000	$0.20	0.90	December 17, 2016
287,500	$0.20	0.90	December 23, 2016
3,021,600	$0.25	1.50	July 17, 2017
2,000,000	$0.15	2.10	March 21, 2018
6,309,100

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended January 31, 2016 and 2015

6. SHARE CAPITAL (continued)

(b) Warrants (cont’d)

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average
		Exercise Price

Outstanding at October 31, 2014	2,250,000	$0.20
Issued	4,309,100	0.24
Expired or cancelled	(250,000)	0.64
Outstanding and exercisable at October 31, 2015 and January 31, 2016	6,309,100	$0.21

(c) Stock options

The Company has a rolling stock options plan (the “Options Plan”) that authorizes the Board of Directors to grant incentive stock options to directors, officers, employees and consultants, whereby a maximum of 10% of the issued common shares may be reserved for issuance. The exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted will have a term not to exceed five years and are subject to vesting provisions as determined by the Board.

At January 31, 2016 the Company had options for the acquisition of up to 2,260,000 common shares outstanding to directors, officers, employees and consultants as outlined below:

Number	Exercise Price	Expiry Date
1,550,000	$0.25	August 14, 2019
590,000	$0.16	May 25, 2020
120,000	$0.125	July 21, 2020
2,260,000

Stock option transactions are summarized as follows:

	Number of Stock	Weighted Average
	Options	Exercise Price

Outstanding at October 31, 2014	1,550,000	$0.25
Granted	710,000	0.15
Outstanding and exercisable at October 31, 2015 and January 31, 2016	2,260,000	$0.22

(d) Escrow conditions

As a component of the RTO transaction the Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. At January 31, 2016 escrow conditions continued in effect for a total of 1,051,530 issued shares.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended January 31, 2016 and 2015

7. RELATED PARTY BALANCES AND TRANSACTIONS

The key management personnel of the Company are the Directors, the Chief Executive Officer and the Chief Financial Officer.

(a) Compensation of Officers and Directors

During the three months ended January 31, 2016 and 2015, the Company paid or accrued the following:

	January 31, 2016	January 31, 2015

Director fees [1]	$-	$4,500
Geological consulting [2]	6,822	9,800
Senior officers [1]	17,850	20,100

	$24,672	$34,400
1 Charged to salaries and benefits
2 Included in field expenses of $16,096 (2015-$50,957) set out in Note 4

(b) Transactions and Balances with Related Corporations

Included in receivables is $566 (October 31, 2015 – 10,775) due from a related party company with which is shared office premises. Included in trade and other payables is $36,073 (October 31, 2015 – $24,279) due to the same party.

(c) Loans from Related Parties

In December 2015, the Company borrowed a total of $110,000 by way of short term loans from three lenders, two of whom were senior officers of the Company who lent $60,000. The loans are unsecured, bear simple interest at 6% per annum, and are due on demand provided that proceeds of future equity financings shall have reached the aggregate amount of $400,000 or greater. Note 9 sets out additional loans provided to the Company subsequent to the date of these financial statements.

8. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of risks related to financial instruments. The Board approves and monitors the risk management processes. The principal types of risk exposure and the way in which they are managed are as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at January 31, 2016 the Company had a negative working capital of $188,771 (October 31, 2015 – a positive working capital of $31,659) and management understands it will need to continue raising capital through equity markets or through loans to ensure the Company can meet its financial obligations as they become due. Note 7 sets out certain short term loans arranged in December 2015.

Foreign exchange risk

The Company’s functional currency is the Canadian dollar. There is a foreign exchange risk to the Company as its exploration and evaluation property interests and resulting future commitments are located in the United States. The U.S. dollar translation rate has in recent periods experienced considerable volatility. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company has a policy of not engaging in hedging activities to address this foreign currency risk.

9. SUBSEQUENT EVENTS

In March 2016 the Company was provided additional cash loans totaling $40,000, being $20,000 from each of two lenders, one of whom is a senior officer and director. The loans are unsecured, bear simple interest at 6% per annum, and are due on demand provided that proceeds of future equity financings shall have reached the aggregate amount of $400,000 or greater.

Battle Mountain Gold Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2016

INTERIM MD&A – QUARTERLY HIGHLIGHTS1

Introduction

Battle Mountain Gold Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “BMG” and on the U.S. OTC Pink Sheet market under the symbol “BMTNF”. Battle Mountain’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada. This management discussion and analysis related to the Company’s financial statements as at January 31, 2016 and for the three months then ended (the

“Interim Financial Statements”) and should be read together with those statements.

This MD&A is dated March 23, 2016 and discloses specified information up to that date. Battle Mountain is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. Throughout this report we refer from time to time to “Battle Mountain”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Battle Mountain Gold Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Battle Mountain is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. Our focus and sole property is the Lewis Gold Project.

Quarterly Highlights

Analysis of Financial Condition

The Company ended the fiscal quarter with total assets of $3.527 million compared to $3.463 million at the beginning of the quarter. This increase of approximately $64,000 was made up of an increase of $129,000 in our investment in the Lewis Gold Project as set out in Note 4(b) to the Interim Financial Statements and a reduction in current assets of $65,000. The principal element in the reduction in current assets was a $50,000 reduction in cash as set out in the Statement of Cash Flows.

We increased our current liabilities by some $154,000, made up of a $44,000 increase in trade and other payables –which include accrued amounts – and $110,000 in new short term loans as set out in Note 7(c). At the period end we had a working capital deficiency of approximately $189,000, compared to positive working capital of some $32,000 at the beginning of the quarter. Our trade and other payables are set out in Note 5 which shows the $44,000 increase to be made up of $13,000 in trade AP and $31,000 in accrued liabilities, which are not due and payable. Our creditors underlying the $76,000 in trade AP are predominantly accepting of not being paid at once, and we consider that we are meeting our liabilities in accordance with our creditors’ expectations.

Subsequent to the quarter end, as set out in Note 9, we borrowed an additional $40,000 to enhance our cash resources.

We understand that we must raise additional equity capital to eliminate our working capital deficiency and, more importantly, to conduct exploration programs including a substantial diamond drilling program at the Lewis Gold Project, in accordance with our most recent technical news release in September 20152.

Analysis of Financial Performance

Our expenses in the fiscal quarter totaled some $91,000 compared to $84,000 in the corresponding quarter in the prior fiscal year – an increase of some $7,000 or nine percent. The principal cost centre underlying this increase is that of Consulting, a $29,000 cost in the 2015-2016 first fiscal quarter which did not occur in the 2014-2015 first quarter. This increase was offset in part by decreases in most other cost centres, the larger ones being an $11,000 decrease in legal fees, a $4,000 decrease in travel costs and a $3,000 decrease in office and rent costs. The decreases other than in legal fees principally reflect our policy of cutting costs while financial resources are low; legal fees diminished with much reduced need for outside legal advice in the current fiscal year-to-date.

[1] This filing is made using the option provided by Part 2.2.1 of NI51-102-F1 to provide Quarterly Highlights. This is the Company’s first filing of an interim MD&A using the Part 2.2.1 option.
[2] This technical news release is dated September 28, 2015 and is viewable on SEDAR and on our website www.battlemtngold.com in the section INVESTOR INFO/PRESS RELEASES.

Battle Mountain Gold Inc.
Three months ended January 31, 2016
Management Discussion and Analysis
Page 2 of 3

Analysis of Cash Flows

The statement of cash flows sets out a net drawdown of cash in the quarter of some $50,000. Cash resources were increased by the December 2015 loans of $110,000 set out in Note 7(c), and were diminished by expenditures on the Lewis Gold Project of some $137,000 and by cash consumed for operations – essentially our general and administrative activities – of some $22,000. The drawdown of cash from our operating activities was significantly diminished by an increase in our trade and other payables of some $51,000.

Major Operating Milestones

During the first fiscal quarter, in December 2015 we made the annual advance royalty payment due to an underlying vendor of the Lewis Gold Project in the amount of USD $81,146 (translated as CAD $113,208). This payment covers the advance royalty until December 2016 when a similar payment will be required. The next major property maintenance payment is due in August 2016 in the amount of approximately USD $55,000.

We are ready to undertake a significant exploration program, including 3,000 to 4,000 meters of diamond drilling, as set out in our September 2015 technical news release. To fund this we will need to source a significant equity funding. We emphasize that this assumption is forward-looking information and is subject to the Cautionary Statements on the last page of this document.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Interim Financial Statements, our financial reporting assumes continuing operations in the normal course of business. At this stage of development, Battle Mountain does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that during the first fiscal quarter the Company drew down its cash resources by some $50,000 as set out in the Analysis of Cash Flows above, notwithstanding the $110,000 in new loans sourced in December 2015. Further, while the additional new loans in March 2016 set out in Note 9 have augmented our cash position, our pattern of cash operating expenditures and exploration expenditures that we are planning lead us to the statement in Note 1 to the Interim Financial Statements that significant doubt exists about the ability to continue as a going concern due to the uncertainties described in that note.

Liquidity

We draw readers’ attention to the section Analysis of Financial Condition above wherein we state, “We understand that we must raise additional equity capital to eliminate our working capital deficiency and, more importantly, to conduct exploration programs including a substantial diamond drilling program at the Lewis Gold Project…” Since December 2015 the Company has relied upon short-term unsecured loans, as set out in Notes 7(c) and 10 of the Interim Financial Statements, to maintain its cash position.

Related Party Transactions

During the three months ended January 31, 2016, Battle Mountain paid or accrued salaries and benefits of $2,000 to Chet Idziszek, President, and $15,850 to Ian Brown, Chief Financial Officer, for management services, and AUD $7,310 (recorded as CAD $6,822) to Steven Garwin, a director of the Company, for exploration consulting services. All amounts other than a total of $4,000 have been deferred and constitute a portion of the Company’s accrued payables set out in

Note 5.

Risk Factors

Our Annual Management Discussion and Analysis, filed on SEDAR on February 26, 2016, sets out a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. We draw our readers’ attention to that disclosure of risk factors.

Statutory Disclosure

Important additional information about Battle Mountain, including prior financial statements, news releases, technical reports and material change reports, is available on the SEDAR website – www.sedar.com – under the Company’s profile.

Battle Mountain Gold Inc.
Three months ended January 31, 2016
Management Discussion and Analysis
Page 3 of 3

Disclosure by venture issuer without significant revenue

The amount disclosed as “Field expenses” of $16,096 in Note 4(c) for the first fiscal quarter of 2016 consisted principally of geological consulting services. Analyses of the material components of Battle Mountain’s general and administrative expenses for the current fiscal year to date are provided in the financial statements to which this MD&A relates and in the section Analysis of Financial Performance on page 1.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 36,189,096 were outstanding at January 31, 2016 and at the date of this report.

At January 31, 2016 and at the date of this report the Company had 2,260,000 incentive stock options outstanding as set out in Note 6(c) to the Interim Financial Statements.

At January 31, 2016 and to the date of this report, as set out in Note 6(b) to the Interim Financial Statements, Battle Mountain had a total of 6,309,100 share purchase warrants outstanding, made up of 1,287,500 warrants exercisable at $0.20 per warrant for a term expiring in December 2016, 3,021,600 warrants exercisable at $0.25 per warrant for a term expiring in July 2017 and 2,000,000 warrants exercisable at $0.15 per warrant for a term expiring in March 2018.

Vancouver, British Columbia	ÐÑÐÑÐÑ	March 23, 2016

We recommend that users of this report read the Cautionary Statements following.

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, related financing plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment, the scope of exploration programs, and statements about financings not yet arranged or completed. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Chet Idziszek, Chief Executive Officer of Battle Mountain Gold Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended January 31st, 2016.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2016

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Ian Brown, Chief Financial Officer of Battle Mountain Gold Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended January 31st, 2016.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2016

“Ian Brown”
Ian Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.